Kaire Holdings, Inc.
7700 Irvine Center Drive, Suite 870
Irvine, CA  92618
Tel : (949)861-3560
Fax : (949)851-9262

February 12, 2007

To:

Ms. Dana Hartz
Securities Exchange Commission
Division of Corporate Finance
100 F Street N.E., Stop 6010
Washington, D.C. 20549
Tel: (202) 551-3648
Fax: (202) 772-9217

Re: Kaire Holdings, Inc.
Item 4.01 Form 8-K
Filed February 5, 2007
File No. 000-21384

Dear Ms. Dana Hartz,

Here follows our response to your comment letter dated February 12, 2007.

Item 4.01 Form 8-K

Changes in Registrant’s Certifying Accountant

1.
It appears based on disclosure in section 1(iii) and 2 of your filing that you were notified of the merger between your independent audit firm, Pohl, McNabola, Berg & Co. LLP, and Helin, Donovan, Trubee & Wilkinson, LLP on January 22, 2007 yet your disclosure on part 1(i) of your filing that you were informed of the merger by your current auditors on January 22, 2006. Please revise your filing to eliminate the discrepancy.

     Change has been noted and updated. Please see part 1(i).

         2.     We note you were notified by your independent audit firm of its merger on January 22, 2007, however, you did not file your required report under Item 4.01 of Form 8-K until February 5, 2007. Please tell us how you have complied with the Section B.1 of the General Instructions for Form 8-K.

The date reported in the filing was incorrect, the independent audit firm informed the Company of the merger on January 30, 2007. The date has been changed on the 8-K and  is in compliance with Section B.1 of the General Instructions for Form 8-K.

3.
Upon amending your filing, please include, as Exhibit 16, an updated letter from you former accountants, Pohl, McNabola, Berg & Co., LLP, as required by Item 304(a)(3) of Regulation S-B. Please ensure that your former accountants date their letter.

       Exhibit 16 has been updated accordingly.

Best regards,
Kaire Holdings, Inc.

Steven Westlund
CEO
949-851-9262 (fax)